December 5, 2019

Michael Gilmore
Chief Executive Officer
Gilmore Homes Gilmore Loans LLC
5401 Old National Highway, #419
Atlanta, GA 30349

       Re: Gilmore Homes Gilmore Loans LLC
           Amendment No. 7 to
           Offering Statement on Form 1-A
           Filed November 20, 2019
           File No. 024-11011

Dear Mr. Gilmore:

       We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 18, 2019 letter.

Amendment No. 7 to Offering Statement on Form 1-A filed November 20, 2019

General

1. We note your response to comment 1 and the revisions to your offering statement. In this regard, we note that you have removed references to the mandatory arbitration provision in your offering statement. We also note that your response in your October 31, 2019 letter states that you will no longer require mandatory arbitration. However, Section 13 of your operating agreement appears to include a mandatory arbitration provision. Please revise your operating agreement to remove all references to mandatory arbitration.
 Michael Gilmore
Gilmore Homes Gilmore Loans LLC
December 5, 2019
Page 2

       You may contact Jonathan Burr at 202-551-5833 or Jennifer Gowetski at 202-551-3401
with any questions.



FirstName LastNameMichael Gilmore                       Sincerely,
Comapany NameGilmore Homes Gilmore Loans LLC
                                                        Division of Corporation
Finance
December 5, 2019 Page 2                                 Office of Real Estate &
Construction
FirstName LastName